UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020 (No. 3)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On April 22, 2020, Cellect Biotechnology Ltd. (the “Company”) announced that on May 27, 2020, the Company will hold a Special General Meeting of the Company’s shareholders. The Company is providing with this Form 6-K report as exhibits the following documents:

1.	A copy of the Notice and Proxy Statement with respect to the Company’s Special General Meeting of shareholders, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting, and various other details relating to the meeting, is attached hereto as Exhibit 99.1;

2.	A form of Proxy Card, whereby holders of ordinary shares of the Company may vote at the meeting without attending the meeting in person, is attached hereto as Exhibit 99.2; and

3.	A form of Voting Instruction Card, whereby holders of American Depositary Shares of the Company may instruct Bank of New York Mellon to vote at the meeting, is attached hereto as Exhibit 99.3.

Exhibit No.	Description
991	Notice and Proxy Statement with respect to the Company’s Special General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares of the Company with respect to the Company’s Special General Meeting of Shareholders

99.3	Voting Instruction Card for holders of the Company’s American Depositary Shares with respect to the Company’s Special General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECT BIOTECHNOLOGY, LTD.

Date: April 22, 2020	By:	/s/ Eyal Leibovitz
Eyal Leibovitz Chief Financial Officer

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